Blind Tiger Spirit-Free Cocktails
851 followers
1mo • Edited •

Have you heard the swell news? You can now become the finest bootlegger in the game and invest in Blind Tiger for just $100 coins! 🍸

Check out our campaign on WeFunder and become a certified Bootlegger today.

🔗 https://lnkd.in/ewDW62cq

Testing the Waters Disclosure: https://lnkd.in/eJ3hMCJ3


BLIND TIGER
SIP THE PAST. SAVOR THE PRESENT.
INVEST IN BLIND TIGER FOR $100 OR MORE!
WEFUNDER


GROWING WITH EACH SIP
Blind Tiger
222%
YOY GROWTH
LAST 12 MONTHS
29+
TOP TIER AWARDS FROM NATIONAL & INTERNATIONAL BEVERAGE COMPETITIONS
1000+
SOLD IN 1000+ RETAILERS AROUND THE COUNTRY
5+
5 VARIETALS WITH NEW PRODUCTS LAUNCHING SOON!
BLIND TIGER
BEE'S KNEES

Natalie Young, MBA and 2 others

1 repost